SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ [Corporate Taxpayer’s Roll] under Nº 01.832.635/0001-18

NIRE 35.300.150.007

Open Corporation

 MINUTES OF THE GENERAL EXTRAORDINARY MEETING

HELD ON APRIL 1ST, 2010.

Date, Time and Place: At the headquarters at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo, at 10h30 am (ten thirty am.), on April 1st, 2010.

CALL NOTICE:  Published at the Official Gazette of the State of São Paulo and Valor Econômico newspaper, editions of days March 18, 19 and 20, 2010.

WORKS MANAGEMENT:  Ana Paula Rodrigues Matsuda (the representative of TAM – Empreendimentos e Participações S.A. stockholder and Agropecuária da Nova Fronteira Limitada stockholder); Fabiana Vilhena Venditti – Secretary comprising the board.

HOLDING:  President declared the meeting opened as attended by the stockholders representing 99.97% the voting capital according to the Stockholders Presence Book.

AGENDA OF THE DAY:  To decide on the special options to purchase the stocks in the Stocks Purchase Option Plan previously approved and in force.

Decisions:  Stockholders entitled to vote unanimously decide on the following measures:  To approve the granting of the special option to purchase 230,000 (two hundred thirty thousand) preferred stocks issued by the Company to President Director Libano Miranda Barroso pursuant the Stocks Purchase Option Plan, duly approved by the General Extraordinary Meeting of the Company held on September 29, 2005, in compliance with the following provisions hereunder specified:  (a) The stocks price, subject of the options as granted, shall have the average price of the company’s preferred stocks quotation in the month of September 2009, pursuant the São Paulo Stock Exchange – BOVESPA; (b) 20% (twenty percent) deduction should be granted on the stocks amount obtained as above; (c) the performance of the granted option should take place 24 (twenty-four) months after the date of the granting, provided, however, there has not been unjustified termination of the employment contract during the same period by said Director, or justified termination by TAM Linhas Aéreas S.A.; (d) the granting right and the options performance is maintained in the event of permanent disability and death of the Director, which could be performed by his heirs or successors; (e) the granting approved herein shall take place on this date, and Board of Directors is in charge of adopting all proper measures;  and (f) this granting is extraordinary and does not damage the Director rights to the granting resulting from the Company’s Option Plan in force.

FINAL STATEMENTS:  The drawn-up of these minutes in summary was established as provided under the 1st paragraph of the article 130 of Law no. 6404/76.

Closing:  Nothing else to be discussed as no one took the floor, the works were closed and these minutes were drawn-up which was read and approved and signed by the presents.  São Paulo, April 01, 2010. (signed) Ana Paula Rodrigues Matsuda – Board President; Fabiana Vilhena Venditti – Secretary, Stockholders:  Ana Paula Rodrigues Matsuda, representing TAM – Empreendimentos e Participações S/A stockholder and Agropecuária da Nova Fronteira Limitada stockholder. Exact reproduction of the minutes drawn-up in the proper book.

_________________________________

Fabiana Vilhena Venditti

Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 4, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.